Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this supplemental circular and the accompanying supplemental proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

APPOINTMENT OF AUDITORS FOR THE YEAR 2021

GENERAL MANDATE TO ISSUE H SHARES

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This supplemental circular should be read in conjunction with the AGM Circular of the Company dated 16 April 2021.

The AGM of the Company will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 30 June 2021 at 10:00 a.m. The supplemental notice of the AGM is set out on pages 5 to 9 of this supplemental circular.

The supplemental proxy form of the AGM is enclosed to this supplemental circular. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 29 June 2021) or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

26 May 2021

TABLE OF CONTENTS

Pages
DEFINITIONS	1

LETTER FROM THE BOARD	3

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING	6

- i -

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Wednesday, 30 June 2021 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“AGM Circular”	the circular of the Company dated 16 April 2021 in relation to the matters to be considered and approved at the AGM

“AGM Notice”	the notice of the AGM dated 16 April 2021

“AGM Proxy Form”	the proxy form issued by the Company along with the AGM Circular and the AGM Notice

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors” the board of Directors of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Director(s)”	director(s) of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“PRC” or “China”	the People’s Republic of China, which for the purposes of this supplemental circular excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

Note: If there is inconsistency between the Chinese and English versions of this supplemental circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Wang Junhui	16/F, Tower A, China Life Centre
One Harbour Gate
Independent Non-executive Directors:	18 Hung Luen Road
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin, Ms. Leung Oi-Sie Elsie	Hung Hom, Kowloon Hong Kong

26 May 2021

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

Reference is made to the AGM Circular and the AGM Notice of the Company dated 16 April 2021, which set out the time and venue of the AGM and contain the resolutions to be considered and approved at the AGM.

The AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 30 June 2021 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the supplemental resolutions in relation to (i) the appointment of auditors for the year 2021 and (ii) the general mandate to issue H Shares contained in the supplemental notice as set out on pages 5 to 9 of this supplemental circular will also be considered and approved at the same meeting.

The purpose of this supplemental circular is to provide you with the supplemental notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed supplemental resolutions at the AGM.

LETTER FROM THE BOARD

2.	APPOINTMENT OF AUDITORS FOR THE YEAR 2021

Ernst & Young Hua Ming LLP and Ernst & Young have consecutively served as the auditors of the Company for eight years since 2013. Pursuant to the relevant requirements of the Administrative Measures for the Appointment of Accounting Firms by State-owned Financial Enterprises (Caijin [2020] No.6) issued by the Ministry of Finance of the PRC, the tenure of service of an accounting firm engaged by a financial enterprise shall not exceed 8 years. As such, Ernst & Young Hua Ming LLP and Ernst & Young will retire as the auditors of the Company upon conclusion of the AGM.

Ernst & Young Hua Ming LLP and Ernst & Young have confirmed that there are no matters relating to their retirement that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that the Company has no disagreement or unresolved matters with Ernst & Young Hua Ming LLP and Ernst & Young, and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

On the recommendation of the audit committee of the Company, the Board proposed to appoint PricewaterhouseCoopers Zhong Tian LLP as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2021, and PricewaterhouseCoopers as the Hong Kong auditor of the Company for the year 2021, who will hold office until the conclusion of the annual general meeting for the year 2021, and to authorize the Board to determine their remuneration for the year 2021.

3.	GENERAL MANDATE TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association, it is now proposed to the AGM to authorize the Board to determine if the Company shall issue H Shares, after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the AGM.

The specific terms of the authorization are contained in the supplemental notice of the AGM of the Company dated 26 May 2021.

LETTER FROM THE BOARD

4.	THE AGM

The supplemental proxy form of the AGM is enclosed.

For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 29 June 2021) or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

The supplemental proxy form is intended to be used for the supplemental resolutions set out in the supplemental notice of the AGM, and will not affect the validity of the AGM Proxy Form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolutions set out in the supplemental notice of the AGM at his/her discretion.

Apart from the proposed supplemental resolutions set out in the supplemental notice of the AGM, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice dated 16 April 2021.

5.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,
Wang Bin
Chairman

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the circular (the “AGM Circular”) and notice (the “AGM Notice”) of China Life Insurance Company Limited (the “Company”) dated 16 April 2021, which set out the time and venue of the annual general meeting of the Company (the “AGM” or “Annual General Meeting”) and contain the resolutions to be considered and approved at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 30 June 2021 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the following supplemental resolutions will also be considered and approved at the same meeting:

SUPPLEMENTAL ORDINARY RESOLUTION

23.	To consider and approve the appointment of auditors of the Company for the year 2021, and to authorize the Board of Directors to determine their remuneration.

SUPPLEMENTAL SPECIAL RESOLUTION

24.

To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”), after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Particulars of the authorization include but are not limited to:

(1)

To authorize the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approvals of the China Securities Regulatory Commission and other relevant PRC government departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

(2)	To authorize the Board of Directors to exercise the power of the Company to determine the terms and conditions for the allotment and issue of the New Shares, which include but not limited to:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to the existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

(3)

To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, such as the placing and underwriting agreement and engagement letters of intermediaries;

(b)

to fulfill the relevant approval process according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed, and to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities;

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the requirements of domestic and foreign regulatory authorities;

(d)	to consider and approve the affixing of the company seal on the agreements and legal documents in relation to the issue; and

(e)	to engage intermediaries for the issue, and to approve and execute such acts, deeds and documents as may be necessary, appropriate, desirable or relevant for the issue.

(4)

To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

(5)

To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure and the registered capital of the Company, and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the annual general meeting of the Company for the year 2021;

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

By Order of the Board
Heng Victor Ja Wei
Company Secretary

26 May 2021

As at the date of this supplemental notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.

Apart from the proposed supplemental resolutions set out above, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice dated 16 April 2021.

2.

The supplemental proxy form of the AGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Office (16 Financial Street, Xicheng District, Beijing, the PRC), in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 29 June 2021) or any adjourned meeting thereof.

3.

The supplemental proxy form is intended to be used for the supplemental resolutions set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolutions set out in this supplemental notice at his/her discretion.